SEC FILE NUMBER

000-28950

CUSIP Number

M8273L 102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:_________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

SharpLink Gaming Ltd.

Full Name of Registrant

N/A

Former Name if Applicable

333 Washington Ave N Suite 104

Address of Principal Executive Office (Street and Number)

Minneapolis, MN 55401

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the efforts of management to integrate two material businesses acquired in 2021, the registrant has not finalized the preparation of its Annual Report on Form 20-F for the period ended December 31, 2021 and could not do so without unreasonable effort or expense. The registrant expects that the Annual Report on Form 20-F will be filed within the prescribed extension period.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Rob Phythian	612	293-0619
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant expects to report revenues in excess of $4.0 million for the fiscal year ended December 31, 2021 compared to revenues of $2.3 million in the fiscal year ended December 31, 2020. Additionally, due to non-cash charges attributable to: (i) equity instruments associated with the July 26, 2021 acquisition of SharpLink, Inc. via a merger of a subsidiary of the registrant and SharpLink, Inc. in the amount of approximately $25 million and (ii) an impairment charge of the registrant’s goodwill associated with its legacy business in the amount of $22 million, the registrant expects to report a net loss for the fiscal year ended December 31, 2021 of approximately $56 million, compared to a net loss of $1.1 million reported for the year ended December 31, 2020.

SharpLink Gaming Ltd.

(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 2, 2022	By:	/s/ Rob Phythian
	Name:	Rob Phythian
	Title:	Chief Executive Officer